Registration No.  333-57668
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 522

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 19, 2001 at 2:00 p.m. pursuant to Rule 487.

                    ________________________________

                  Value Line (R) 100 #1 Ranks Portfolio
                                Series 2

                                 FT 522


FT 522 is a series of a unit investment trust, the FT Series. FT 522 consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, Series 2 (the "Trust"). The Trust invests in a diversified portfolio of the 100 common stocks ("Securities") which Value Line(R) gives a #1 ranking for Timeliness(TM) as of April 13, 2001. The Trust seeks to provide above-average capital appreciation.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


              The date of this prospectus is April 19, 2001

                           Table of Contents

Summary of Essential Information                           3
Fee Table                                                  4
Report of Independent Auditors                             5
Statement of Net Assets                                    6
Schedule of Investments                                    7
The FT Series                                             10
Portfolio                                                 10
Risk Factors                                              11
Hypothetical Price Appreciation Information               12
Public Offering                                           13
Distribution of Units                                     15
The Sponsor's Profits                                     16
The Secondary Market                                      16
How We Purchase Units                                     16
Expenses and Charges                                      16
Tax Status                                                17
Retirement Plans                                          18
Rights of Unit Holders                                    18
Income and Capital Distributions                          19
Redeeming Your Units                                      20
Investing in a New Trust                                  21
Removing Securities from the Trust                        21
Amending or Terminating the Indenture                     22
Information on the Sponsor, Trustee and Evaluator         23
Other Information                                         24

                       Summary of Essential Information

             Value Line(R) 100 #1 Ranks Portfolio, Series 2
                                 FT 522


                    At the Opening of Business on the
                 Initial Date of Deposit-April 19, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                  14,996
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/14,996
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                        $    9.900
   Maximum Transactional Sales Charge of 2.65% of the Public Offering Price per Unit
      (2.677% of the net amount invested, exclusive of the deferred sales charge) (3)                    $     .265
   Less Deferred Sales Charge per Unit                                                                   $    (.165)
Public Offering Price per Unit (4)                                                                       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                          $    9.735
Redemption Price per Unit
    (based on aggregate underlying value of Securities less the deferred sales charge) (5)               $    9.735
Cash CUSIP Number                                                                                        30266F 680
Reinvestment CUSIP Number                                                                                30266F 698
Fee Accounts Cash CUSIP Number                                                                           30266F 706
Fee Accounts Reinvestment CUSIP Number                                                                   30266F 714
Security Code                                                                                                 60706
Ticker Symbol                                                                                                 ZFVRX

First Settlement Date                                 April 24, 2001
Rollover Notification Date                            June 15, 2002
Special Redemption and Liquidation Period             July 1, 2002 to July 19, 2002
Mandatory Termination Date (6)                        July 19, 2002
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2001.
Income Distribution Date (7)                          Last day of June and December, commencing June 30, 2001.

__________________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to you. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                         Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.65%(b)      $.165
Creation and development fee cap over the life of the Trust                                         0.30%(c)      $.030
                                                                                                    _______       _______
(the annual creation and development fee is .30% of average daily net assets for the Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                                                     2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .290%(d)      $.0290
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .080%         $.0080
Trustee's fee and other operating expenses                                                          .219%(f)      $.0218
                                                                                                    _______       _______
Total                                                                                               .299%         $.0298
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         3 Years        5 Years        10 Years
______         _______        _______        ________
$ 354          $ 875          $1,423         $2,914

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

________________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 2.65% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.165 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing August 20, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. For as long as you own Units, this fee will be accrued daily based on the Trust's net asset value at the annual rate of .30%. You will only be charged the creation and development fee while you own Units. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment would be greater than .30%. However, in no event will we collect over the life of the Trust more than .30% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 522


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 522, comprising the Value Line(R) 100 #1 Ranks Portfolio, Series 2, as of the opening of business on April 19, 2001 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets as of the opening of business on April 19, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 522, comprising the Value Line(R) 100 #1 Ranks Portfolio, Series 2, at the opening of business on April 19, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP


Chicago, Illinois
April 19, 2001

                      Statement of Net Assets

             Value Line(R) 100 #1 Ranks Portfolio, Series 2
                                 FT 522


                    At the Opening of Business on the
                 Initial Date of Deposit-April 19, 2001


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,462
Less liability for reimbursement to Sponsor for organization costs (3)                                       (435)
Less liability for deferred sales charge (4)                                                               (2,474)
                                                                                                         ________
Net assets                                                                                               $145,553
                                                                                                         ========
Units outstanding                                                                                          14,996

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $149,962
Less maximum transactional sales charge (5)                                                                (3,974)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (435)
                                                                                                         ________
Net assets                                                                                               $145,553
                                                                                                         ========

______________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.165 per Unit), payable to us in ten equal monthly installments beginning on August 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 2002. If you redeem Units before May 20, 2002 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.65% of the Public Offering Price (equivalent to 2.677% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                          Schedule of Investments

             Value Line(R) 100 #1 Ranks Portfolio, Series 2
                                 FT 522


                    At the Opening of Business on the
                 Initial Date of Deposit-April 19, 2001


                                                                                     Percentage     Market     Cost of
Number     Ticker Symbol and                                                         of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                          Offering Price Share      the Trust (2)
______     _______________________________                                           ____________   _________  _____________
 42        ALSI       Advantage Learning Systems, Inc.                                 1%           $ 34.990   $  1,470
 92        AW         Allied Waste Industries, Inc.                                    1%             16.200      1,490
 43        AEOS       American Eagle Outfitters, Inc.                                  1%             34.330      1,476
 43        PLB        American Italian Pasta Company                                   1%             34.500      1,483
 28        AMN        Ameron International Corporation                                 1%             53.000      1,484
 26        SLOT       Anchor Gaming                                                    1%             57.200      1,487
 44        APOL       Apollo Group, Inc. (Class A)                                     1%             33.450      1,472
 37        APPB       Applebee's International, Inc.                                   1%             39.990      1,480
 31        BARZ       BARRA, Inc.                                                      1%             48.220      1,495
 40        BEAS       BEA Systems, Inc.                                                1%             36.710      1,468
 20        BJS        BJ Services Company                                              1%             74.000      1,480
 33        BZH        Beazer Homes USA, Inc.                                           1%             45.090      1,488
 51        BBBY       Bed Bath & Beyond Inc.                                           1%             29.120      1,485
 37        BVF        Biovail Corporation (3)                                          1%             39.900      1,476
193        BORL       Borland Software Corporation                                     1%              7.700      1,486
 78        BWS        Brown Shoe Company, Inc.                                         1%             18.930      1,476
 26        CIEN       CIENA Corporation                                                1%             58.060      1,510
 29        CSGS       CSG Systems International, Inc.                                  1%             51.500      1,493
 52        COG        Cabot Oil & Gas Corporation (Class A)                            1%             28.610      1,488
 27        CPN        Calpine Corporation                                              1%             54.500      1,471
116        CMX        Caremark Rx, Inc.                                                1%             12.780      1,482
 38        CERN       Cerner Corporation                                               1%             38.700      1,471
165        CKP        Checkpoint Systems, Inc.                                         1%              8.980      1,482
 36        CHS        Chico's FAS, Inc.                                                1%             41.340      1,488
 34        CTSH       Cognizant Technology Solutions Corporation                       1%             44.070      1,498
 35        COHR       Coherent, Inc.                                                   1%             42.300      1,480
 28        COLM       Columbia Sportswear Company                                      1%             52.750      1,477
 79        CLT        Cominco Ltd. (3)                                                 1%             18.790      1,484
 22        CMVT       Comverse Technology, Inc.                                        1%             69.000      1,518
 32        CEFT       Concord EFS, Inc.                                                1%             45.900      1,469
 66        CPRT       Copart, Inc.                                                     1%             22.600      1,492
155        COTT       Cott Corporation (3)                                             1%              9.550      1,480
 49        CRY        CryoLife, Inc.                                                   1%             30.400      1,490
 76        CYTC       Cytyc Corporation                                                1%             19.640      1,493
 47        EDMC       Education Management Corporation                                 1%             31.580      1,484
 16        ESRX       Express Scripts, Inc. (Class A)                                  1%             91.810      1,469
 93        ESA        Extended Stay America, Inc.                                      1%             15.950      1,483
 54        FLM        Fleming Companies, Inc.                                          1%             27.650      1,493
 48        FST        Forest Oil Corporation                                           1%             30.720      1,475
 41        FWRD       Forward Air Corporation                                          1%             36.200      1,484

                        Schedule of Investments (cont'd.)

             Value Line(R) 100 #1 Ranks Portfolio, Series 2
                                 FT 522


                    At the Opening of Business on the
                 Initial Date of Deposit-April 19, 2001


                                                                                     Percentage     Market      Cost of
Number     Ticker Symbol and                                                         of Aggregate   Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                          Offering Price Share       the Trust (2)
_____      ____________________________________                                      __________     ______      _____________
 44        GPT        GreenPoint Financial Corp.                                       1%           $ 33.710    $  1,483
 78        GTRC       Guitar Center, Inc.                                              1%             18.960       1,479
 28        HRB        H&R Block, Inc.                                                  1%             52.840       1,479
 92        HMA        Health Management Associates, Inc.                               1%             16.200       1,490
 30        HP         Helmerich & Payne, Inc.                                          1%             48.740       1,462
 72        DHI        D.R. Horton, Inc.                                                1%             20.500       1,476
 98        HOV        Hovnanian Enterprises, Inc. (Class A)                            1%             15.150       1,485
 27        IDPH       IDEC Pharmaceuticals Corporation                                 1%             54.650       1,476
 32        IMPH       IMPATH Inc.                                                      1%             46.190       1,478
 47        ESI        ITT Educational Services, Inc.                                   1%             31.400       1,476
 26        IGT        International Game Technology                                    1%             57.950       1,507
 39        JNY        Jones Apparel Group, Inc.                                        1%             37.670       1,469
 25        KMI        Kinder Morgan, Inc.                                              1%             59.720       1,493
 35        KG         King Pharmaceuticals, Inc.                                       1%             41.950       1,468
 11        LH         Laboratory Corporation of America Holdings                       1%            134.200       1,476
 36        LEN        Lennar Corporation                                               1%             41.500       1,494
 26        LNCR       Lincare Holdings Inc.                                            1%             57.410       1,493
 56        LIN        Linens 'n Things, Inc.                                           1%             26.550       1,487
 25        LOW        Lowe's Companies, Inc.                                           1%             59.300       1,482
 36        MDC        M.D.C. Holdings, Inc.                                            1%             41.650       1,499
 71        MENT       Mentor Graphics Corporation                                      1%             20.880       1,482
  9        NVR        NVR, Inc.                                                        1%            168.750       1,519
 39        NEWP       Newport Corporation                                              1%             38.170       1,489
 49        NYCB       New York Community Bancorp, Inc.                                 1%             30.400       1,490
205        OMM        OMI Corporation                                                  1%              7.230       1,482
 79        OO         Oakley, Inc.                                                     1%             18.850       1,489
 80        OEI        Ocean Energy Inc.                                                1%             18.610       1,489
 56        OHP        Oxford Health Plans, Inc.                                        1%             26.600       1,490
 58        PSUN       Pacific Sunwear of California, Inc.                              1%             25.800       1,496
 27        PFGC       Performance Food Group Company                                   1%             54.050       1,459
 27        PPDI       Pharmaceutical Product Development, Inc.                         1%             55.620       1,502
 94        PVH        Phillips-Van Heusen Corporation                                  1%             15.750       1,480
 57        RL         Polo Ralph Lauren Corporation                                    1%             26.250       1,496
 40        PHCC       Priority Healthcare Corporation (Class B)                        1%             37.240       1,490
 41        QLGC       QLogic Corporation                                               1%             36.210       1,485
 73        RMBS       Rambus Inc.                                                      1%             20.260       1,479
 35        RMD        ResMed Inc.                                                      1%             43.000       1,505
 36        RYL        The Ryland Group, Inc.                                           1%             41.150       1,481
 40        SEIC       SEI Investments Company                                          1%             36.990       1,480
129        SCRI       SICOR Inc.                                                       1%             11.470       1,480

                      Schedule of Investments (cont'd.)

             Value Line(R) 100 #1 Ranks Portfolio, Series 2
                                 FT 522


                    At the Opening of Business on the
                 Initial Date of Deposit-April 19, 2001


                                                                                     Percentage     Market      Cost of
Number     Ticker Symbol and                                                         of Aggregate   Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                          Offering Price Share       the Trust (2)
_____      ____________________________________                                      __________     ______      _____________
 41        HSIC        Henry Schein, Inc.                                              1%           $ 36.140    $  1,482
113        SRM         Sensormatic Electronics Corporation                             1%             13.200       1,492
154        SWN         Southwestern Energy Company                                     1%              9.650       1,486
 87        SPF         Standard Pacific Corp.                                          1%             17.110       1,489
 72        SSSS        Stewart & Stevenson Services, Inc.                              1%             20.510       1,477
 29        SDS         SunGard Data Systems, Inc.                                      1%             51.000       1,479
 74        SNRZ        Sunrise Assisted Living, Inc.                                   1%             20.000       1,480
 35        SCOR        Syncor International Corporation                                1%             42.290       1,480
 50        TJX         The TJX Companies, Inc.                                         1%             29.840       1,492
 32        TMPW        TMP Worldwide Inc.                                              1%             46.800       1,498
 39        TLB         The Talbots, Inc.                                               1%             38.400       1,498
141        TEK/B CN    Teck Corporation (Class B) (4)                                  1%             10.511       1,482
 64        TTEK        Tetra Tech, Inc.                                                1%             23.290       1,491
 29        TBL         The Timberland Company (Class A)                                1%             52.020       1,509
 42        TOL         Toll Brothers, Inc.                                             1%             35.700       1,499
 20        SLM         USA Education Inc.                                              1%             72.990       1,460
 35        UDS         Ultramar Diamond Shamrock Corporation                           1%             42.000       1,470
 24        UNH         UnitedHealth Group Incorporated                                 1%             60.680       1,456
 79        WMS         WMS Industries Inc.                                             1%             18.890       1,492
 28        WM          Washington Mutual, Inc.                                         1%             53.020       1,485
                                                                                   _______                      ________
                          Total Investments                                          100%                       $148,462
                                                                                   =======                      ========

___________________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on April 19, 2001. The Trust has a mandatory termination date of July 19, 2002.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired- generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $149,774 and $1,312, respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) This Security represents the common stock of a Canadian company which trades on the Toronto Stock Exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which the prospectus relates, FT 522, consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, Series 2.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.


The Trust's investment objective is to provide a potential for above-average capital appreciation by investing in a diversified portfolio of the 100 common stocks which Value Line(R) gives a #1 ranking for Timeliness(TM) as of April 13, 2001.


Since being founded in 1931, Value Line(R), Inc. has grown to an organization that stands at the forefront of the investment community. For more than a half-century the Value Line(R) name has been synonymous with trust, reliability, objectivity, and accuracy for investors. They are best known for The Value Line Investment Survey(R), the most widely used independent investment service in the world. The Value Line Investment Survey(R) is a comprehensive source of information and advice on approximately 1,700 stocks, more than 90 industries, the stock market and the economy.

Each week, Value Line(R) applies their Timeliness(TM) Ranking System to screen millions of data items, and, using a proprietary series of calculations, they rank all 1,700 stocks for probable performance relative to each other during the next six to 12 months. Of these stocks, only 100 are given their #1 ranking for Timeliness(TM) at any given time.


The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") by adhering to a disciplined strategy of investing in the 100 stocks that, as of April 13, 2001, Value Line(R) gives a #1 ranking for Timeliness(TM) (the "Value Line(R) 100 #1 Ranks Strategy").


The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other stocks in the coverage universe. Value Line(R) changes the Timeliness(TM) rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The Trust's portfolio will not, however, be adjusted to reflect any changes in Timeliness(TM) rank which occur during the Trust's life.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) 100 #1 Ranks Portfolio, Series 2 is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $2 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Strategy. Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities. The composition of the Trust will not be adjusted to reflect changes in the composition of Value Line's Timeliness(TM) Ranking System which occur after the Initial Date of Deposit.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.



Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or any of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities are issued by foreign companies which makes the Trust riskier than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are issued by a Canadian company which

Page 2

trades on the Toronto Stock Exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trust) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trust would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

             Hypothetical Price Appreciation
                       Information


The following table compares hypothetical price appreciation information for the Value Line(R) 100 #1 Ranks Strategy (but not the Trust or any prior series) with historical data for the S&P 500 Index. This information is not meant to indicate your potential future return.


Returns from the Trust will differ from the Value Line(R) 100 #1 Ranks Strategy for several reasons, including the following:

- Total Return figures reflect sales charges and expenses but do not reflect brokerage commissions or taxes.

- The returns are for calendar years, while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks which comprise the Value Line(R) 100 #1 Ranks Strategy.

- The composition of the Trust will not be adjusted to reflect changes in the composition of the stocks ranked #1 for Timeliness(TM) by Value Line which occur after the Initial Date of Deposit.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

                COMPARISON OF
            PRICE APPRECIATION (2)
       ________________________________
          Value Line (R)
          100 #1 Ranks
Year      Strategy (1)         S&P 500 Index
____      __________           _____________
1965       29.46%                9.06%
1966       -5.56%              -13.09%
1967       36.32%               20.09%
1968       28.39%                7.66%
1969      -19.99%              -11.36%
1970      -11.29%                0.10%
1971       23.74%               10.79%
1972        7.50%               15.63%
1973      -19.40%              -17.37%
1974      -25.33%              -29.72%
1975       48.60%               31.55%
1976       32.45%               19.15%
1977       13.15%              -11.50%
1978       17.11%                1.06%
1979       22.85%               12.31%
1980       47.21%               25.77%
1981       -4.37%               -9.73%
1982       30.87%               14.76%
1983       22.45%               17.27%
1984      -11.00%                1.40%
1985       35.72%               26.33%
1986       20.77%               14.62%
1987       -3.68%                2.03%
1988       13.34%               12.40%
1989       25.92%               27.25%
1990       -9.02%               -6.56%
1991       53.66%               26.31%
1992        7.50%                4.46%
1993       15.82%                7.06%
1994        2.06%               -1.54%
1995       28.49%               34.11%
1996       24.23%               20.26%
1997       23.05%               31.01%
1998        6.71%               26.67%
1999       20.97%               19.53%
2000      -14.06%              -10.14%
2001      -19.18%              -12.11%
(thru
3/30)

________________

(1) Value Line(R) 100 #1 Ranks Strategy stocks for a given year consist of the common stocks ranked #1 for Timeliness(TM) by Value Line(R) as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Price Appreciation represents the sum of the change in market value of each group of stocks between the first and last trading day of a period divided by the opening market value of each group of stocks as of the first trading day of a period. Price Appreciation figures assume no dividend reinvestment or accumulation. Based on the year-by-year returns contained in the table, over the full years listed above, the Value Line(R) 100 #1 Ranks Strategy and S&P 500 Index achieved an average annual price appreciation of 12.45% and 7.93%, respectively.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 2.65% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.165 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0165 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from August 20, 2001 through May 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.65% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum transactional sales charge is reduced, as follows:

                                          Your maximum
                                          transactional
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.40%
$100 but less than $150                   2.15%
$150 but less than $500                   1.80%
$500 but less than $1,000                 1.65%
$1,000 or more                            0.90%

*Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. We will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Any reduced transactional sales charge is the responsibility of the party making the sale.


You may use your Rollover proceeds from a previous series of the Trust to purchase Units of the Trust at the Public Offering Price less 1.00% (for Rollover purchases of $1,000,000 or more, the deferred sales charge will be limited to .90% of the Public Offering Price), but you will not be eligible to receive the reduced transactional sales charges described in the above table. In addition, you may use termination proceeds from other unit investments trusts with a similar strategy as the Trust, or redemption or termination proceeds from any unit investment trust we sponsor, to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trust will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the

Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

The aggregate underlying value of non-U.S. listed Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time. After the initial offering period is over, this value will be computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.50% for Rollover purchases of $1,000,000 or more).

Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$ 1 but less than $3                      0.050%
$ 3 but less than $5                      0.100%
$ 5 or more                               0.150%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .30% per Unit. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than .30% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable for the use of certain trademarks and trade names of Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Because the Trust has a maturity of approximately 15 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts Units) or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind
Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-

Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units


You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.


The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 1,000 Units, or such other amount as required by your broker/dealer, for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally available only for stocks traded and held in the United States. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.165 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.


We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The

Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.


Experts.



The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 27


                            FIRST TRUST (R)

                  Value Line(R) 100 #1 Ranks Portfolio
                                Series 2
                                 FT 522

                                Sponsor:

                        Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                          ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to Value Line(R) 100 #1 Ranks Portfolio, Series 2, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-57668) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                         Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             April 19, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                            First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 522 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 19, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Value Line Publishing, Inc.                                     1
Risk Factors
   Securities                                                   1
   Small-Cap Companies                                          2
   Dividends                                                    2
Portfolio                                                       2

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Portfolio

Equity Securities Selected for the Value Line(R) 100 #1 Ranks Portfolio

Advantage Learning Systems, Inc., headquartered in Wisconsin Rapids, Wisconsin, provides learning information systems to kindergarten through senior high (K-12) schools in the United States and Canada. The company's learning information systems consist of computer software and related training.

Allied Waste Industries, Inc., headquartered in Scottsdale, Arizona, is a vertically-integrated non-hazardous solid waste management company with operations in 42 states.

American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.


American Italian Pasta Company, headquartered in Kansas City, Missouri, produces more than 80 dry pasta shapes from two vertically-integrated milling and pasta production and distribution facilities, generating its revenues from both the retail and institutional markets.



Ameron International Corporation, headquartered in Pasadena, California, is engaged in the manufacture of highly engineered products for sale to the industrial, chemical, energy and construction markets.


Anchor Gaming, headquartered in Las Vegas, Nevada, develops and distributes unique proprietary games, operates casinos in Colorado, and operates one of the largest gaming machine routes in Nevada.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.


Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the "Applebee's Neighborhood Grill and Bar" brand.


BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.

BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.


BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.


Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.


Borland Software Corporation, headquartered in Scotts Valley,
California, is a provider of Internet enabling software and services designed to reduce the complexity of application development for corporations and individual programmers.



Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, is a retailer providing a broad offering of branded and private label casual, athletic and dress footwear products to men, women, and children.



CIENA Corporation, headquartered in Linthicum, Maryland, is engaged in the intelligent optical networking equipment market. The company offers a comprehensive portfolio of products for communications service providers worldwide.



CSG Systems International, Inc., headquartered in Englewood, Colorado, provides customer care and billing solutions for the converging communications markets, including services to the cable television, direct broadcast satellite and on-line service industries.



Cabot Oil & Gas Corporation (Class A), headquartered in Houston, Texas, is an independent oil and gas company engaged in the exploration for, development, acquisition and exploitation of oil and gas properties in the Rocky Mountains, Appalachia, the onshore Texas and Louisiana Gulf Coast, and the Anadarko Basin.



Calpine Corporation, headquartered in San Jose, California, is engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of electricity and its by-product, thermal energy, primarily in the form of steam.



Caremark Rx, Inc., headquartered in Birmingham, Alabama, provides pharmacy benefit management services and therapeutic pharmaceutical services.



Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.



Checkpoint Systems, Inc., headquartered in Thorofare, New Jersey, is a manufacturer and marketer of retail asset tracking and protection products including integrated security, automatic identification and retail merchandising solutions.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, is a provider of full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.


Coherent, Inc., headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.


Cominco Ltd., headquartered in Vancouver, British Columbia, Canada, is an integrated natural resource company engaged in mining, smelting, refining and mineral exploration.


Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.


Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, primarily insurance companies, with services to process and sell salvage vehicles through auctions, mostly to dismantlers, rebuilders and used vehicle dealers.



Cott Corporation, headquartered in Toronto, Ontario, Canada, is a supplier of premium quality retailer brand carbonated soft drinks. The Company's product line also includes clear, sparkling flavored beverages, juices and juice-based products, bottled water, and iced teas.



CryoLife, Inc., headquartered in Kennesaw, Georgia, develops and commercializes technology for cryopreservation of viable human tissues for vascular, cardiovascular and orthopaedic transplant applications.


Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.

Education Management Corporation, headquartered in Pittsburgh,
Pennsylvania, provides proprietary postsecondary education in the United States based on student enrollments and revenues, including associate's and bachelor's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies.

Express Scripts, Inc. (Class A), headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Extended Stay America, Inc., headquartered in Fort Lauderdale, Florida, develops, owns and operates extended-stay lodging facilities which provide an affordable and attractive lodging alternative at a variety of price points for value-conscious guests.


Fleming Companies, Inc., headquartered in Lewisville, Texas, is engaged in the distribution of consumable goods, and operates "price impact" supermarkets.



Forest Oil Corporation, headquartered in Denver, Colorado, is an independent oil and gas company engaged in the exploration for, development, acquisition, production and marketing of natural gas and liquids.


Forward Air Corporation, headquartered in Greeneville, Tennessee, provides scheduled transportation services to air freight forwarders, fully integrated air cargo carriers and domestic and international airlines.


GreenPoint Financial Corp., headquartered in New York, New York, is a national specialty housing finance company that provides a variety of financial services, primarily through its three subsidiaries: GreenPoint Bank, GreenPoint Mortgage Funding, Inc. and GreenPoint Credit, LLC.



Guitar Center, Inc., headquartered in Agoura Hills, California, operates a chain of retail stores which sell musical instruments-primarily guitars, keyboard, percussion and pro-audio equipment.



H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.


Health Management Associates, Inc., headquartered in Naples, Florida, provides general acute health services in non-urban locations through the operation of general hospitals and psychiatric hospitals.


Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, explores for, produces and sells crude oil and natural gas, and engages in contract drilling of oil and gas wells for others.


D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.


Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.


IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

IMPATH Inc., headquartered in New York, New York, provides the expertise to establish correct diagnosis, accurate prognosis, treatment determination and patient follow-up, all of which are essential for making medically optimal and cost-effective cancer management decisions. The company is focused exclusively on the analysis of cancer, combining advanced technologies and medical expertise to provide patient-specific diagnostic, prognostic and treatment information to physicians involved in the treatment of cancer.


ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technology-oriented postsecondary degree programs in the United States, offering associate, bachelor and master degree programs and non-degree diploma programs.


International Game Technology, headquartered in Reno, Nevada, is an operator and manufacturer of computerized casino gaming products and proprietary gaming systems.


Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, is a designer and marketer of better priced women's sportswear, suits and dresses and jeanswear.



Kinder Morgan, Inc., headquartered in Houston, Texas, sells natural gas at retail; provides interstate storing and transporting of natural gas; and gathers, processes, markets, stores and transports natural gas.


King Pharmaceuticals, Inc., headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.


Linens 'n Things, Inc., headquartered in Clifton, New Jersey, is a national large format retailer of home textiles, housewares and home accessories.



Lowe's Companies, Inc., headquartered in Wilkesboro, North Carolina, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.


Mentor Graphics Corporation, headquartered in Wilsonville, Oregon, manufactures, markets and supports software and hardware Electronic Design Automation (EDA) products, embedded systems software products and provides related services that enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems.

NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.

Newport Corporation, headquartered in Irvine, California, designs, makes and markets components and systems which enhance productivity and capabilities of automated assembly and test and measurement for high precision manufacturing and engineering applications. The company's products are used in semiconductor manufacturing and testing, fiber optic communications and other commercial applications that require ever increasing higher-precision and tighter tolerances.


New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.


OMI Corporation, headquartered in Stamford, Connecticut, operates as a bulk shipping company which provides seaborne transportation services, primarily of crude oil and petroleum products, in the international shipping market. The company's client base includes major independent and state-owned oil companies, oil traders and government entities.

Oakley, Inc., headquartered in Foothill Ranch, California, designs, makes and distributes high-performance eyewear and athletic equipment used by a variety of athletes such as skiers, cyclists, runners, surfers, golfers, tennis and baseball players, and motocross riders, as well as for the nonsports market.


Ocean Energy Inc., headquartered in Houston, Texas, is an independent energy company engaged in the development, production, exploration and acquisition of oil and natural gas.


Oxford Health Plans, Inc., headquartered in Trumbull, Connecticut, provides health benefit plans including point-of-service Freedom and Liberty Plans, traditional health maintenance organizations, dental plans and third party employer funded benefit plans in Connecticut, Florida, Illinois, New Hampshire, New Jersey, New York and Pennsylvania.


Pacific Sunwear of California, Inc., headquartered in Anaheim,
California, is a specialty retailer of everyday casual apparel, accessories and footwear designed to meet the needs of active teens and young adults.



Performance Food Group Company, headquartered in Richmond, Virginia, is engaged in the marketing, processing and sale of food and food-related products to restaurants, hotels, cafeterias, schools, hospitals and other businesses and institutions.


Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company offers assessment and management of chemical and environmental health risk and provides research, development and consulting services in the life, environmental and discovery sciences.

Phillips-Van Heusen Corporation, headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear.


Polo Ralph Lauren Corporation, headquartered in New York, New York, is engaged in the design, marketing and distribution of premium lifestyle products in the four categories of accessories, apparel, fragrance and home.


Priority Healthcare Corporation (Class B), headquartered in Altamonte Springs, Florida, distributes specialty pharmaceuticals and related medical supplies to alternate healthcare markets; and provides patient-specific, self-injectable biopharmaceuticals and disease treatment programs to individuals with chronic diseases.

QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Rambus Inc., headquartered in Los Altos, California, designs, develops, licenses and markets high-speed chip-to-chip interface technology to enhance the performance and cost-effectiveness of computers, consumer electronics and other electronic systems.

ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides global investment solutions to institutions and individuals and business solutions to investment advisors and other financial intermediaries.

SICOR Inc., headquartered in Irvine, California, is a specialty pharmaceutical company focused on the development, manufacturing and marketing of products for worldwide oncology and injectable pharmaceutical markets.


Henry Schein, Inc., headquartered in Melville, New York, is a distributor of healthcare products and services to office-based healthcare practitioners in North America and Europe.



Sensormatic Electronics Corporation, headquartered in Boca Raton,
Florida, develops, manufactures, markets, distributes and services integrated security products for article protection, video surveillance, access control and asset tracking.



Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.


Standard Pacific Corp., headquartered in Irvine, California, is a geographically diversified builder of single-family homes throughout the metropolitan markets of California, Arizona and Texas.


Stewart & Stevenson Services, Inc., headquartered in Houston, Texas, markets industrial equipment and related parts; manufactures the U.S. Army's medium tactical vehicles; and manufactures equipment for oil and gas exploration, production and well stimulation industries.


SunGard Data Systems, Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.


Sunrise Assisted Living, Inc., headquartered in McLean, Virginia, is a provider of assisted living services to the elderly, with assisted living facilities in 23 states and the United Kingdom.



Syncor International Corporation, headquartered in Woodland Hills, California, manufactures compounds, dispenses and distributes radiopharmaceuticals used for diagnostic imaging of physiological functions and organ systems; provides related radiopharmaceutical services; and sells and distributes nuclear and pharmacy equipment and accessories.



The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.



TMP Worldwide Inc., headquartered in New York, New York, is a recruitment advertising agency and executive search and selection firm. The company has built Monster.com into one of the Internet's leading career destination portals.


The Talbots, Inc., headquartered in Hingham, Massachusetts, sells classic apparel, shoes and accessories for women, boys and girls through its retail stores in the United States, Canada, and the United Kingdom, and through 25 catalogs.


Teck Corporation (Class B), headquartered in Vancouver, British
Columbia, Canada, is a diversified mining and development company which produces gold, copper, zinc, lead, silver, molybdenum, niobium and metallurgical coal. The company has working interests in mines located across Canada as well as in Australia and Chile.


Tetra Tech, Inc., headquartered in Pasadena, California, provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications.

The Timberland Company (Class A), headquartered in Stratham, New
Hampshire, designs, develops, makes and markets boots, shoes, apparel and accessories under the "Timberland" brand name.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.


USA Education Inc., headquartered in Reston, Virginia, provides a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders, students and guarantee agencies.



Ultramar Diamond Shamrock Corporation, headquartered in San Antonio, Texas, is an independent refiner and marketer of high-quality refined products and convenience store merchandise in the central, northeast and southwest regions of the United States and eastern Canada.


UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.


WMS Industries Inc., headquartered in Waukegan, Illinois, designs, manufactures and markets video and reel-spinning gaming machines and video lottery terminals.



Washington Mutual, Inc., headquartered in Seattle, Washington, is a regional financial services company committed to serving consumers and small to mid-sized businesses.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                              S-1

                           SIGNATURES

     The Registrant, FT 522, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 522, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 19, 2001.

                              FT 522

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   April 19, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-57668 of FT 522 of our report dated April 19, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.




DELOITTE & TOUCHE LLP


Chicago, Illinois
April 19, 2001



                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 522 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-7